FORM 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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(Print or Type Responses)
1. Name and Address of Reporting Person* Moylan, Jr., James E.	2. Date of Event Requiring Statement (Month/Day/Year) 01/31/03	4. Issuer Name and Ticker or Trading Symbol GEORGIA-PACIFIC CORPORATION (GP)
(Last) (First) (Middle) 55 Park Place 19th Floor	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable)			6. If Amendment, Date of Original (Month/Day/Year)
			Director	10% Owner
(Street) Atlanta, Georgia 30303		X	Officer (give title below)	Other (specify below)	7. Individual or Joint/Group Filing (Check Applicable Line)
		Executive Vice President & CFO - Building Products and Distribution			X	Form filed by One Reporting Person
(City) (State) (Zip)						Form filed by More than One Reporting Person
Table I -- Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)			3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.   *If the form is filed by more than one reporting person, see Instruction 5(b)(v).    Page 1 of 3 pages

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FORM 3 (continued)	Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1.Title of Derivative Security (Instr. 4)	2.Date Exer- cisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conver- sion or Exercise Price of Deri- vative Security	5. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares
EMPLOYEE STOCK OPTION (right to buy) - 2002 LTIP	06/17/03 (1)	06/16/12	Georgia-Pacific Common Stock	50,000.000	$26.740	D
STOCK APPRECIATION RIGHT - 2003	01/31/04	01/30/13	Georgia-Pacific Common Stock	89,400.000	$15.220	D

Explanation of Responses:
See continuation page(s) for footnotes
		/s/ James E. Moylan, Jr.	February 7, 2003

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations.	**Signature of Reporting Person	Date
	See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	JAMES E. MOYLAN, JR.
Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

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James E. Moylan, Jr. 55 Park Place, 19th Floor Atlanta, Georgia 30303	Georgia-Pacific Corporation (GP) January 31, 2003	Page 3of 3 pages

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Under the terms of the Georgia-Pacific Corporation/Georgia-Pacific Group 1997 Long Term Incentive Plan, granted options vest in three annual installments beginning June 17, 2003, and may be exercised (to the extent vested) beginning on such vesting date and continuing to June 16, 2012.